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Women-ledWoman-ownedEmployee-owned
The Honeybee Collective

Cannabis Business

Denver, CO
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The Honeybee Collective previously received $241,800 of investment through Mainvest.
Profile
Data Room
Updates 15
Discussion
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THE PITCH
The Honeybee Collective is seeking investment to expand distribution into New York.
HELP US CHANGE THE WAY BUSINESS IS DONE

We're The Honeybee Collective, a cannabis brand on a mission to create community wealth and a sustainable future.

WHO WE ARE

We started The Honeybee Collective because we all felt like there had to be a better way of doing business, one that respects workers and the environment. That's why we are:

Employee-owned, for a more equitable future
Community-driven, for lasting impact
Sustainable, for a happier planet and people
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We make sustainable & convenient products for conscious, everyday weed smokers

We Ask

Constant communication with daily weed smokers through surveys, social media, and in person events

We Listen

Seeking to understand exactly what is missing in the market, what makes people happy, and how we can be a part of their everyday routine

We Deliver

Brand & product developed and guided by consumer insights

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REAL QUOTES FROM REAL PEOPLE

Quotes from May 2021 survey. Illustration by Brian "Box" Brown.

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The Opportunity
We're raising money to expand distribution into New York

The Honeybee Collective products are currently distributed in 25 licensed Colorado dispensaries, where they are flying off the shelves. Sales are growing 24% month-over-month, with many stores doubling the size of their re-orders. We often get asked "When will you bring The Honeybee

Collective to (insert state)?" So we're beginning our expansion into New York, which is predicted to be one of the biggest and most important legal weed markets in the world.

New York's legal weed market represents a huge opportunity in terms of culture and brand awareness, in addition to market size (projected to be $4.2 Billion per year by 2027). To quote Axel Bernabe, the chief of staff and senior policy director for the New York Office of Cannabis Management: "We have high tourism, a lot of brand visibility, a lot of money in the state. So whatever we decide to create in New York, whatever our dispensaries decide to carry, is actually going to impact consumption patterns globally."

What does my investment get me?

You're investing in a Crowd SAFE (Simple Agreement for Future Equity). "A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets." (Republic.com) We've valued the company and its intellectual property at $5,000,000 based on our success in Colorado and our projections for growth in New York and beyond.

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Tips for navigating The Honeybee Collective's equity portal:

Check out the Data Room tab to review our:

Financial Projections

Risks for Investors

Offering Memorandum

Investor Agreement

If you have any questions please post them in the Discussion tab, or call/ email Chris at 443-420-7489 or chris@honeybeecollective.com

If you decide to invest, enter the amount and hit Invest

Thank you for supporting our mission to create community wealth and a sustainable futur

OUR CUSTOMERS

The Honeybee Collective is for everyday weed smokers who want their purchases to make them feel good inside and out

They care about quality and consistency in their product
They want to buy from a company that aligns with their values
They want to support a company that gives back to the community
They want their voice to matter
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WE SURVEYED OVER 1200 DAILY WEED SMOKERS AND ASKED:
OUR PRODUCTS

Quality and convenience for the conscious consumer

Flower grown using natural sunlight and environmentally-friendly practices
Packaging that's endlessly recyclable or home compostable
Products designed for the everyday weed smoker
10% of profits are reinvested back into the communities we operate in
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This is a preview. It will become public when you start accepting investment.
Our Business Model

We license our brand and product standards to growers in exchange for a royalty. The Honeybee Collective provides packaging, marketing, and sales services in exchange for that royalty. We help growers sell more products with better profits and lower upfront costs than establishing their own brands.

Customers get consistent product that's been vetted for quality and sustainability

Dispensaries get high-demand, easy to sell products with higher-than-average margins

Growers get to focus on doing what they do best, growing great weed

THE TEAM
Sholeh Mirzai
Managing Partner, Product & Brand

Sholeh comes from a consumer packaged goods (CPG) background and has worked on industry and globally leading brands such as The North Face, Under Armour and JanSport. She brings deep expertise in brand strategy, product design, and business intelligence. Sholeh oversees product development and business strategy with a keen eye towards consumer-centricity.

Erin Parkins
Managing Partner, Marketing & Operations

Erin is a career team builder and marketing strategist and has worked in product marketing and sales in EdTech for over a decade. Her management skills, organization, and attention to detail are invaluable to our team and unmatched in the cannabis space. Erin ensures that our business operates efficiently and guides our communications and marketing activities.

Kate Myers, MPH
Managing Partner, Community & Culture

Kate is a thought leader in the community health world. She has significant experience in the non-profit space, both as a fundraiser and a board member at Chaska USA. Kate drives our consumer data collection, community development, and ensures the integrity of our philanthropic partnerships.

Chris Becker
Managing Partner, Revenue & Business Development

Chris has sold cannabis products & services in multiple states for operators such as Kaviar, StarBars, Curio, and Think20 Labs; he prides himself on bringing professionalism to cannabis sales. Chris leads our sales efforts with his natural ability to connect with purchasing managers and budtenders alike, enabling The Honeybee Collective to both open new accounts and drive sell-through in current accounts.

Suehiko Ono
Managing Partner, Legal & Manufacturing

Suehiko is an accomplished leader in the cannabis industry. Suehiko recently joined the New York enterprise, Hepworth Pura, and he is the Founder & former CEO of EOS Farms in Massachusetts, an 11-acre outdoor Adult Use cannabis farm, who led EOS from concept to $250k/ month in wholesale revenues. Suehiko is action-oriented and can accomplish virtually anything he sets out to do. Suehiko has a J.D. from Columbia Law School and is a licensed New York Attorney. His focus at The Honeybee Collective is on sales, product manufacturing (compliance, quality, efficiency & consistency), and distribution.

Morgan Steiker
Managing Partner, Events & Partnerships

Morgan is a music and media specialist with 15 years of experience & relationships in the entertainment industry. At The Honeybee Collective Morgan drives new brand development, in-person event activations, and our New York specific marketing strategy.

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Our Manufacturing Partner

We have partnered with an amazing grower and producer, Hepworth Pura, to manufacture and distribute our products throughout New York. Hepworth Farms is an eighth generation family farm led by sisters by Gail and Amy Hepworth. Their farm grows food in addition to weed, and is renowned for its commitment to environmentally friendly practices. They've teamed up with Pura Cali, a company known for its quality, consistency, and professionalism, to launch products in New York. The combined Hepworth Pura team brings a wealth of operational expertise to the New York market and we are excited to have them as partners.

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Deep Dive: Our Brand Pillars

Employee-Owned 🌱 Community-Driven 🌱 Sustainable

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This is a preview. It will become public when you start accepting investment.

PLASTIC WASTE IS A HUGE PROBLEM IN THE CANNABIS INDUSTRY

Illustration by Brian "Box" Brown

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PRESS

Employee-Owned Cannabis Collective Crowdfunds To Avoid Wall Street

Some cannabis companies, like Colorado's employee-owned Honeybee Collective, are rethinking traditional funding avenues, opting out of the private equity, going public or venture capital gauntlet and turning to crowdfunding instead.

Honeybee Collective's Cannabis Packaging Takes A Refillable Route

Dieline is a global package design community and showcase of package design inspiration. We cover industry news, sustainable packaging news, design trends, and host our own packaging conferences, package design events, and Dieline packaging design awards.

Meet Honeybee Collective, the consumer-centric cannabis brand creating a buzz in the industry - MJBI

Cannabis news: The latest company creating a buzz in the industry, Honeybee Collective, talks to us about its unique business model.

Updates
FEBRUARY 6TH, 2023
First Repayment & Expansion News

Hi Friends,

Thanks to your support, The Honeybee Collective brand is now distributed in 22 dispensaries in Colorado and we anticipate expanding into two new markets this year! Your investment enabled us to do what many people told us was impossible. Together we're creating a new way of doing business that respects workers and the environment, and we couldn't have done it without you.

This month we'll be sending you your first revenue-sharing check. Checks will be mailed by February 21st so keep an eye on your mailbox.

We've been asked a few times "when will there be another chance to invest in The Honeybee Collective?" We're excited to announce that we're launching another crowdfunding campaign later this month to support our multi-state expansion. This round we're raising equity instead of debt, and as a current debt holder you'll have the option to convert your position to equity to become an owner alongside our employees. More information on the raise will be coming soon.

Looking for other ways to support The Honeybee Collective? Check out the dispensary finder on our website to find your local dispensary stocking The Honeybee Collective. You can now purchase our merch and hemp products on our sister site honeybeecannaco.com. And we always appreciate you liking and sharing our messages on Instagram, Twitter, LinkedIn, and Facebook.

 ,

The Honeybee Collective

Sholeh, Andrea, Kate, Erin, and Chris

Investor Exclusive
AUGUST 18TH, 2022
Investors Meeting and Payback Update

Hi Honeybee Investors,

You should have received an email from Mainvest today clarifying some questions around investment payback timing and process. We wanted to follow up with more info to make sure everything is as clear as possible. You will be receiving annual payouts each January based on our revenues and your investment level. Mainvest will be managing the process of payment calculation and the checks will come directly from The Honeybee

Collective. Our first payout date will be January, 2024 and we will send an update once the checks are in the mail so you can be on the lookout for them.

We will also be hosting our first Investor update meeting this September! We have so much exciting news to share about our distribution, community investments and next steps on The Honeybee Collective journey. Erin, Kate, Sholeh and Chris will be on the call to answer questions, chat and get to know you all. We will host two options for investors to join: Thursday September 22, 6-7pm MST and Friday September 23, 12-1pm MST. Be on the look out for those invites soon. In the meantime, if you have any questions you can submit them here to be answered during our meeting or feel free to reach out to us via email at any time, we love hearing from you.

With Gratitude,

The Honeybee Collective

🐝❤️🌱

erin@honeybeecollective.com

kate@honeybeecollective.com

sholeh@honeybeecollective.com

chris@honeybeecollective.com

AUGUST 1ST, 2022
We're Growing! 🌞🌱

Hello Honeybee Investors,

The Honeybee Collective has been hard at work since closing our fundraising round with you all. We hired our first full-time employee-owner to lead up sales and business development (you can follow Dre on Instagram here). We also launched our product line on April 21 and are currently available in 7 dispensaries across Colorado including Colorado's first cannabis bar. Make sure to check us out at one of these locations.

We are also excited to announce we are now available through delivery which was a key business goal from our inception. Our full menu can be shopped here and delivered straight to your door if you live in Denver or Aurora, CO.

We also recently hosted our first community fundraising event, Blunts and Bingo Brunch. With the generosity of our community, we raised $1077 that will be used to stock fridges throughout Denver with Denver Community Fridges, and had a great time yelling "BINGO!".

Overall, there has been great reception to our product in the market so far, and we have also been growing our instagram following as well as building our online community, The Hive, through our website. With these launches and increased distribution, we are excited to announce that our investors will start seeing their first repayments at the beginning of 2023.

We know we couldn't have gotten this far without you, and we are honored to have you along for the ride as we continue to grow.

With Gratitude,

The Honeybee Collective

🐝❤️🌱

MAY 2ND, 2022
Sold Out & Restocked!

We are thrilled to announce that our initial product drop on 4/21 sold out in just 6 days! World of Weed Dispensary has been restocked with our pre-packaged flower - AND they picked up our newest product: 10 Pack Joints.

Tell your friends! Having folks ask for The Honeybee Collective by name is a great way to ensure dispensaries continue to stock our products.

Convenient & sharable 10 pack J's from The Honeybee Collective:

Sustainably grown flower

100% recyclable

10% of our profits are reinvested back into the community

For this round of 10 Pack J's we selected 3 strains from a lovely farm in Western Colorado that uses all organic inputs and natural sunlight to grow their plants:

PEACE - Critical Mass

Earthy & skunky

POWERFUL smoke

Perfect for movie night or counting sheep

PAUSE - Gorilla Cookies

Strong aroma with a chocolate palette

Smooth & balanced

Anytime smoke

PARTY - Golden Ticket

Sweet & sour taste & smell

Creative & uplifting energy

Pairs well with big adventures

Thank you all for your support!

- The Honeybee Collective

P.S. Yesterday was International Workers Day & we are honored that Jackie Bryant (Managing Editor at San Diego Magazine) wrote about our business model in her CannaBitch newsletter. Check out the article: Is a better way possible? On May Day we dream of more for cannabis workers.

APRIL 21ST, 2022
Honeybee Collective Limited Launch

Tell everyone you know! The Honeybee Collective is excited to announce that a limited release of our sustainably grown flower will be available beginning this afternoon at World of Weed Dispensary 5433 Quebec St, Commerce City, CO 80022.

On the menu:

5 gram sustainably grown flower tins

40% more flower

100% recyclable/ upcycle-able

10% of profits reinvested back into the community

For this limited release we selected 3 special strains from a high-altitude greenhouse:

PEACE - Bubba Kush

Piney & earthy aroma

Smooth smoke

Perfect for chilling out & relaxing

PAUSE - GMO

Funky!

Complex flavor profile

Great "anytime" smoke. As in anytime you want to be giggling like the first time you smoked.

PARTY - MAC

Bright and uplifting citrus notes

Tropical flavors on top with an earthy undertone

Mentally stimulating & bursting with energy

Thank you for supporting our mission to create community wealth and a sustainable future! Your investment is creating a cleaner and more equitable cannabis industry.

With Gratitude,

The Honeybee Collective 🐝

Erin, Kate, Sholeh, & Chris

MARCH 6TH, 2022
We Did It!

Thanks to all 203 of our investors, we have hit our fundraising goal! We are so grateful that you have chosen to join us on our mission to build community wealth and a sustainable future within the cannabis industry 🌎

But this is just the beginning 🐝 With your support we are gearing up to launch our first ever product line here in Colorado this spring and our new website will be going live within the next couple weeks. Please make sure to join The Hive to stay up to date on our progress and take part in our surveys. If you'd like to rep your investment with The Honeybee Collective, you can check out our merch here.

And for those of you that have been patiently awaiting your t-shirts & sweatshirts, they will be going out in the next week.

Thank you again for believing in our mission, we couldn't have done this without you.

🐝❤️🌱,

The Honeybee Collective

FEBRUARY 20TH, 2022
Forbes: "Employee-Owned Cannabis Collective Crowdfunds To Avoid Wall Street"

High Friends,

The Honeybee Collective was featured in Forbes this week!

From the article: "Investing is critical for building community and generational wealth, yet often restricted to accredited investors, who are already wealthy by definition (must have household wealth $1M or above). Crowdfunding is open to all, making it a more equitable approach to investing. For many of our investors, including two of our founders, investing in The Honeybee Collective is their very first investment. Crowdfunding provides a way for people to become familiar with investing and start building wealth no matter their income."

You can read the full article here: https://www.forbes.com/sites/jacquelinebryant/2022/02/17/employee-owned-cannabis-collective-crowdfunds-to-avoid-wall-street/?sh=61a4969bceb9

Thanks to our community of 155 investors who have committed $168,150 to date! With your help we're creating a new business model that respects workers and the environment.

We've got 10 days left to raise another $81,850 - You can invest from $100 to $10,000 on our Mainvest campaign page, here: https://mainvest.com/b/the-honeybee-collective-edgewater

Already invested? Don't forget to Join The Hive and follow us on Instagram to stay up-to-date on fun events, giveaways, and an opportunity to help us determine how 10% of our profits are reinvested back into the community.

Thank you,

The Honeybee Collective

Erin, Sholeh, Kate, & Chris

FEBRUARY 11TH, 2022
Podcasts, Parties and More!

Hello Everyone!

There's only 19 days left to invest in The Honeybee Collective! Here's a quick update on what we've been up to:

First, thank you to the 139 people who have invested with us. Your support for our mission means the world to us.

The Honeybee Collective was recently featured on several podcasts highlighting our mission of employee-ownership, sustainability, and building community wealth. We shouted out our amazing investors and chatted more about why we chose to crowdfund instead of going the traditional investor route. Check out the interviews here:

Send Us Flowers:
https://www.youtube.com/watch?v=75hjAjhKD28

Mile High Sessions:

https://www.instagram.com/p/CZ2CTaZASlW/

Gramp's Place:
https://anchor.fm/gramps-place/episodes/Episode-22---Chris-Becker-of-The-Honeybee-Collective-Joins-Gramps-To-Talk-About-Their-New-Brand--Upcoming-Launch-e1d07du

For those investors patiently waiting for t-shirts and sweatshirts, we wanted to apologize that the global supply chain issue has reared its head and we just found out our order was cancelled with our original vendor. But rest assured, we will be finding a new vendor and shipping those out to you ASAP.

If you're in or near Denver, we will be hosting an investor education party on Saturday, February 26 from 11 am to 2 pm. More details to follow soon - we would love to see you there!

Please continue to share our campaign with your friends and family to help us hit our goal of $250,000, we are only $91,000 away from our goal! https://mainvest.com/b/the-honeybee-collective-edgewater

Thank you,
Chris, Erin, Kate, and Sholeh

JANUARY 30TH, 2022
"Meet Honeybee Collective, the consumer-centric cannabis brand creating a buzz in the industry"

Hi friends,

Exciting news: we've now raised $143,150 from 112 individuals!

The Honeybee Collective was recently profiled by MJ Brand Insights, a prestigious cannabis industry publication. Check out the article here: https://mjbrandinsights.com/meet-honeybee-collective-the-consumer-centric-cannabis-brand-creating-a-buzz-in-the-industry/

Want to help us reach out $250,000 campaign goal? Please share our Mainvest page with your friends & family: https://mainvest.com/b/the-honeybee-collective-edgewater

Thank you,

Chris, Erin, Kate, and Sholeh

JANUARY 25TH, 2022
An in-depth discussion w/ Honeybee co-founder Chris Becker

Hi friends,

Thanks to your support, The honeybee Collective has raised $142,150! We're well on our way to reaching our $250,000 campaign goal. Tell your friends to get in before it's too late!

Curious to learn more about The Honeybee Collective? Check out this episode of the Gramps place Podcast featuring one of our co-founders, Chris Becker, discussing our unique business model.

https://open.spotify.com/episode/6q3R88o0NxDuKqxz74bliJ?si=CFf1UnBRSzqVtG_oZ82J-Q

Thank you,

Chris, Erin, Kate, and Sholeh

P.S. Here's a sneak peak of our fully recyclable packaging that your investment helped us secure 🙏

JANUARY 12TH, 2022
Did you hear the news?!?

Thanks to your support, our crowdfunding campaign is breaking records and got featured in several publications! Check out the reporting below from Broccoli Magazine, Green Market Report, Street Insider, Marijuana Moment, Market Screener, and Yahoo Finance.

Want to help us meet our $250k goal? Please share this link with your friends and family and let them know you're making history with us! Since re-opening our investment round on Monday, we've received another $15,600 from 30 investors. There's still time for more investors to participate, but don't delay.

Gratefully,

The Honeybee Collective

Erin, Sholeh, Kate, and Chris

https://www.thebroccolireport.com/p/suing-cbd-and-smelling-garlic

https://www.greenmarketreport.com/the-daily-hit-january-5-2021/

https://www.marijuanamoment.net/federal-cannabis-monopoly-ends-with-dea-approved-harvests-newsletter-january-5-2022/

https://finance.yahoo.com/news/employee-owned-community-wealth-focused-143500207.html

https://www.marketscreener.com/news/latest/Employee-Owned-Community-Wealth-Focused-Cannabis-Startup-lsquo-The-Honeybee-Collective-Raises-10--37472360/

https://www.streetinsider.com/Investor+Brand+Network/CannabisNewsBreaks+%E2%80%93+The+Honeybee+Collective+Breaks+Record+to+Raise+

JANUARY 10TH, 2022
Invest in the future of sustainable cannabis

Hi Friends,

We're excited to announce that our record breaking crowdfunding campaign has re-opened & is accepting new investments.

Thanks to everyone who has helped us raise $107,000 of our $250,000 campaign goal. Tell your friends! Your investments broke the record for most money raised in 48 hours on the Mainvest platform & got featured on StreetInsider.com:

https://www.streetinsider.com/Investor+Brand+Network/CannabisNewsBreaks+%E2%80%93+The+Honeybee+Collective+Breaks+Record+to+Raise+

Be on the lookout for more exciting announcements over the coming weeks.

Gratefully,

Chris

DECEMBER 30TH, 2021
Happy New Year!

Our first year as a cannabusiness is coming to a close and we can't help but feel warm and fuzzy inside. Thanks to your support, we're on our way to creating a new kind of cannabis brand: one that deeply listens to its community and acts on their behalf across the business.

This last month has been busy for us: designing and ordering recyclable and compostable packaging, identifying sustainable cannabis grow partners to work with, and raising capital through crowdfunding. We're proudly on track to launch our first products in Colorado this February and we couldn't have done it without you.

Check out a sneak peak of our packaging renderings

For those of you in the $250+ and $500+ investment ranges, we'd love to send out your t-shirts and sweatshirts. Please email sholeh@honeybeecollective.com with your shirt size and mailing address and we'll get those out to you in the new year.

As we head into 2022, we are excited to open our second round of funding starting January 8th with a goal to get to $250K by March 1st. If you weren't able to invest in our first round or have friends who would like to invest, make sure to follow our Mainvest page as we will be relaunching shortly. In the meantime, you can also Join the Hive for more info and follow us on Instagram.

Cheers to a happy and healthy 2022!

With gratitude,

Chris, Erin, Kate & Sholeh

DECEMBER 3RD, 2021
We've hit our minimum!
So what's next?

First, let us express our gratitude to our community for believing in us & our mission. Your supportive comments have warmed our hearts & energized us through this process. Thanks to you, we've now hit our minimum investment target of $100,000 in less than 72 hours!!!

We've had some questions about our maximum investment amount and why we're capped at $107,000...

Crowdfunding laws prevent a company from raising more than $107,000 unless they've been incorporated for at least 6 months. Our 6 month birthday is on January 7th, 2022. On January 8th our investment maximum will increase to $250,000, which is our ultimate goal with this round.

We had NO IDEA that we'd hit our minimum so quickly. We are humbled by your faith in us & filled with excitement for the journey ahead.

For anyone considering making an investment after we've hit our $107,000 current max, you haven't missed your chance. Keep an eye on this page, join the watchlist, and we'll send a reminder on January 8th, 2022 - when our goal will increase to $250,000 and investment opportunities will reopen.

In the meantime, you can Join the Hive on our website and follow us on Instagram to stay updated.

🌟🌱🐝 - The Honeybee Collective

DECEMBER 2ND, 2021
Thank You For Making Us #1! 🐝 . ❤️

Hello Hive!

We just wanted to send out a very humbling and heartfelt THANK YOU to all our initial investors. Because of you, The Honeybee Collective officially has the highest 48 hour investment raise total in Mainvest's history!

Thank you for believing in our mission to build community wealth and a sustainable future.

-The Honeybee Collective

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Packaging $30,000
Marketing $17,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$340,000	$640,000	$1,400,000	$2,500,000	$5,000,000
Cost of Goods Sold	$78,000	$146,823	$321,175	$573,526	$1,147,052
Gross Profit	$262,000	$493,177	$1,078,825	$1,926,474	$3,852,948

EXPENSES

Salaries	$120,000	$225,882	$494,116	$882,350	$1,764,700
Insurance	$1,850	$3,600	$7,200	$14,500	$36,000
Legal & Professional Fees	$85,250	$18,575	$45,250	$47,250	$50,275
Marketing	$75,000	$95,275	$175,550	$200,575	$250,000
Operating Profit	$-20,100	$149,845	$356,709	$781,799	$1,751,973

This information is provided by The Honeybee Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Appendix B - Reviewed Financial Statements and Report.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $618,000
Amount Invested $0
Investors 0
Investment Round Ends January 4th, 2023
Summary of Terms
Legal Business Name Honeybee Collective LLC
Minimum Investment Amount $100
Description of Securities

The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in Honeybee Collective, LLC. This Term Sheet is not intended to be a binding agreement between the potential investor and the Company. For a complete description, investors should review the Form C and CrowdSAFE.

Key Terms:

Valuation Cap - $5,000,000

CrowdSAFEs Available in Offering - 50,000
Price Per CrowdSAFE - $1.00
Minimum investment amount - $100 (100 CrowdSAFEs)
Target Offering Amount - $50,000
Maximum Offering Amount - $618,000

The Company is offering to Investors an opportunity to purchase CrowdSAFEs in the Company. The minimum investment amount per Investor is $100.00 or 100 CrowdSAFE

Financial Condition
Forecasted milestones

The Honeybee Collective forecasts the following milestones:

Sell $3.4 million in licensed products within one year of launch in New York

Secure licensing agreement in 1 to 3 additional states in 2023

Notes to the Financial Statements

1. Summary of significant accounting policies a. Nature of operations

Honeybee Collective LLC (the Company) is a cannabis branding, marketing, and sales company.

The Company develops cannabis brands & products that it licenses to manufacturers in exchange for a royalty. Its signature brand, The Honeybee Collective, is currently distributed in 22 dispensaries in Colorado. The Company also brokers sales of other brands' cannabis products in exchange for a commission. The Company currently represents three clients in a brokerage capacity. The Company offers marketing services to companies in the cannabis space. The Company does not have any active marketing clients.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

g. Receivables

Under the terms of the Company's intellectual property licensing contract, the Company is paid a Royalty that is due 15 days after the Licensee collects payment for the sale of The Honeybee Collective branded products. The licensee collects payment for product sales on terms ranging from COD to Net 90, with an average term agreement of 27 days. As a result, the Company typically expects Royalty payments around 45 days after the sale of its branded products.

The Company is paid a commission for brokerage services that is due on the 15th day of the month after a sale is completed.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Company charges a monthly retainer for marketing services that is due on the first day of the month prior to the commencement of services.

The Company recognizes payments due as bad debt when payments are 90+ days past due.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue when it receives payment for royalties and services.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Revenue sharing notes

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $241,105 in the form of unsecured debt with a payback that is tied to a revenue share rate of 3% and a maturity date of 1/1/2027.

During 2022, the Company received draws on the amount raised totaling $232,005, net of debt issuance costs of $9,100.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Debt issuance costs are recorded as a deduction of the debt liability and amortized as interest expense over the life of the revenue sharing note.

3. Related party transactions

On August 1, 2021 the Company signed a promissory note with its Director or Revenue & Partnerships and co-founder for a principal amount of $70,183. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

On January 12, 2023 the Company signed a promissory note with its Director of Community Development & Philanthropy and co-founder for a principal amount of $1,200. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through February 13, 2023 (the issuance date of the 11

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Honeybee Collective to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Honeybee Collective operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Honeybee Collective competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Honeybee Collective's core business or the inability to compete successfully against the with other competitors could negatively affect The Honeybee Collective's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Honeybee Collective's management or vote on and/or influence any managerial decisions regarding The Honeybee Collective. Furthermore, if the founders or other key personnel of The Honeybee Collective were to leave The Honeybee Collective or become unable to work, The Honeybee Collective (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Honeybee Collective and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Honeybee Collective is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Honeybee Collective might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Honeybee Collective is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Honeybee Collective

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Honeybee Collective's financial performance or ability to continue to operate. In the event The Honeybee Collective ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Crowd SAFES will not be registered with the SEC or the securities regulator of any State. Hence, neither The Honeybee Collective nor the Crowd SAFES will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Honeybee Collective will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Honeybee Collective is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Honeybee Collective will carry some insurance, The Honeybee Collective may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Honeybee Collective could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Honeybee Collective's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Honeybee Collective's management will coincide: you both want The Honeybee Collective to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Honeybee Collective to act conservative to make sure they are best equipped to repay the Note obligations, while The Honeybee Collective might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Honeybee Collective needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The

Honeybee Collective or management), which is responsible for monitoring The Honeybee Collective's compliance with the law. The Honeybee Collective will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if The Honeybee Collective fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Honeybee Collective, and the revenue of The Honeybee Collective can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Crowd SAFES are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Crowd SAFES, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Crowd SAFES.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Honeybee Collective is a newly established entity and has limited history for prospective investors to consider.

This information is provided by The Honeybee Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Tracie M. Mitchellville, MD 7 days ago

Hi, I received my payout, however, you guys probably spent more sending me that than the payout itself. Is it possible to defer payouts until a minimum payout amount can be achieved. This will lower your costs and time.

Reply
Sholeh M. Lakewood, CO 5 days ago The Honeybee Collective Entrepreneur

Hi Tracie, Thanks for the feedback. We will let Mainvest know as it would be great to be able to rollover or defer payments in the future but right now we are obligated to make payouts each year, regardless of size.

Reply
Christine M. Mundelein, IL 24 days ago

Just got my repayment check. Thanks, guys! :)

Reply
Chris B. Lakewood, CO about 17 hours ago The Honeybee Collective Entrepreneur

Thank you Christine! We appreciate your support.

Reply

Jill B. Crown Point, IN 28 days ago

Received my check today in the mail . Thank you

Reply

Chris B. Lakewood, CO about 17 hours ago The Honeybee Collective Entrepreneur

Excellent. Thank you, Jill!

Reply

Randy W. Faucett, MO 8 months ago

When will Q2 payments happen?

Reply

Sholeh M. Lakewood, CO 7 months ago The Honeybee Collective Entrepreneur

We will be paying out annually starting January 2023. Check out our latest investor update email for more details

Reply

aimee a. Strasburg, CO about 1 year ago

I invested because I believe in The Honeybee Collective is moving in the right direction in the cannabis industry. Is also run by a team of truly authentic and forward thinking folks. Much success to you and us.

Christa G. Tigard, OR about 1 year ago

I love to support local business.

James M. Lakewood, NJ about 1 year ago

I invested because this is an established business and has a strong future in the field. this is a good chance to get in and enjoy the returns. come to NJ, my state, and get in on the opportunities.

Dr. Margo J. Denver, CO about 1 year ago

I love the mission and what The Honeybee Collective stands for! Cannabis safety is important for all of us users.

Mills C. Baltimore, MD about 1 year ago

I invested because I believe in the mission of the firm and the founders!

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for backing our vision, Mills!

Ken M. Evergreen Park, IL about 1 year ago

Looking forward to visiting your location soon

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for the investment and support, Ken

Kim B. Weimar, CA about 1 year ago

I invested because i believe in the business and Michele Kirstein.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

We appreciate the support, Kim!

Chelsea K. Norwalk, CT about 1 year ago

First investment! Looks like an exciting company to be a part of.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

We love a first time investor here at The Honeybee Collective!

Kj A. Miami, FL about 1 year ago

I had to give some support to the honeybee collective. I believe in what they're doing and I would be a fool to miss out on the ride they're taking.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for believing in us, KJ! Glad to have you along for the ride!

Phillip M. Oakland, CA about 1 year ago

I invested because I like to support small businesses and to make a profit too, in time.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for the support, Phillip!

Bryan H. Pueblo, CO about 1 year ago

New to crypto currencies, stocks, bonds, etf's and just investing in general.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

We love first time investors!

Lisa L. Dublin, CA about 1 year ago

I invested because I believe in these ladies and have known them a long time— I support dreams and small business like I breathe

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for the small business support, Lisa!

Lilli K. Alameda, CA about 1 year ago

Woohoo!

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Our thoughts exactly!

James M. Lakewood, NJ about 1 year ago

I invested because Well as a very old hippie, I'm so happy that pot is legal in some states. I live in New Jersey and can't wait until the committee finally gets off its ass and lets some outlets open here.

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for the investment, James!

Kj A. Miami, FL about 1 year ago

I invested because I believe Marijuana has health benefits and I want to support the future

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

We couldn't agree more, KJ. Thanks for the support!

Gregory G. San Francisco, CA about 1 year ago

Best wishes on this kick ass company!!

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for such a kick ass investment, Greg!

Susie P. Castro Valley, CA about 1 year ago

I invested because I believe in Erin Parkins and want to support her in this venture and we are Family!

Suzanne P. Centennial, CO about 1 year ago

💕🌱🐝🤑💕

Sholeh M. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks for your support, Suzanne ❤️🐝

Robert D. Holladay, UT about 1 year ago

I invested because I'm super proud of Erin for having guts and taking risk in starting a model company

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thank you so much for your support!

ROILYN M. Columbia, MD about 1 year ago

I invested because I have been burned attempting to be in the medical cannabis industry, this is a way for me to support the small farmer and participate. I believe in true equity in the legal cannabis market for all. And I met Chris Becker a few times, I support his vision.

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thank you, Roilyn! Your support means the world to us.

Jennifer E. Cameron Park, CA about 1 year ago

This is my first time investing. Excited to see all of the good that will come of your success!

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks Jennifer! We're loving how many people are investing with us as their first investment. It's an honor, much appreciated.

DOUGLAS P. Castro Valley, CA about 1 year ago

Happy to support this business!

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thank you so much Doug!

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks to everyone who has helped us raise $107,000 of our $250,000 campaign goal! Your investments broke the record for most money raised in 48 hours on the Mainvest platform and got acknowledged by StreetInsider.com: https://www.streetinsider.com/Investor+Brand+Network/CannabisNewsBreaks+%E2%80%93+The+Honeybee+Collective+Breaks+Record+to+Raise+

Kayley H. Livermore, CA about 1 year ago

My first time investing! Good luck guys!!

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks so much Kayley!

Robert W N. Carrollton, MS about 1 year ago

Will the offering be increased so additional investors can participate?

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Yes, investing will reopen on January 8th when our goal will raise to $250k. Thanks for asking & Happy New Year!

Josh S. Westminster, MD over 1 year ago

I've known Chris Becker for at least 20 yrs. he's always been a genuine savvy guy. He helped facilitate the purchase of my first home and has been a great friend throughout the years. I believe in Chris and the team at honeybee collective

Chris B. Lakewood, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks brother - Happy New Year!

Barbara N. New York, NY over 1 year ago

You had me at "research-backed local living wage to all employees, a 4-day work week, and unlimited PTO". YES! Supporting your business model of being employee-owned. It's the way towards a more equitable future.

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thank you Barbara!

James M. Lakewood, NJ over 1 year ago

I invested because I think that the more people see what pot can do, the more they will appreciate it. Plus my 2 grandsons live in CO and might be your customers, lol.

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks so much James!

Andrew S. Mt Pleasant, MI over 1 year ago

I am excited for this opportunity to participate in a company and people I believe in. I can't wait to see what we can build together.

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thank you Andrew!

Suria S. Oakland, CA over 1 year ago

I invested because I believe in the mission and I support my friend in her business endeavors that will ultimately better the community.

Erin P. Evergreen, CO about 1 year ago The Honeybee Collective Entrepreneur

Thanks so much Suria!

Jonathan D. Traverse City, MI over 1 year ago

If I invest $500, do I receive both at t-shirt and a hoodie?

Sholeh M. Lakewood, CO over 1 year ago The Honeybee Collective Entrepreneur

Hi Jonathan, Thanks for the question. Investors at the $250 level will receive a t-shirt only and those at the $500+ level will receive a hoodie only as a thank you from the team.

Alexandra S. Lakewood, CO over 1 year ago

I invested because Sholeh and Chris are the most hardworking and capable people I know, the business values and mission are aligned with my own, and the cannabis industry is worth investing in for its incredible growth potential.

Sholeh M. Lakewood, CO over 1 year ago The Honeybee Collective Entrepreneur

Thanks so much for your support, Alex!

Olivia R. Hayward, CA over 1 year ago

I believe in their vision and goals.

Sholeh M. Lakewood, CO over 1 year ago The Honeybee Collective Entrepreneur

Thanks for believing in us and our mission, Olivia!

Tracie M. Mitchellville, MD over 1 year ago

I invested because Im looking to make money and I am impressed with the due diligence and provided data analytics.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you for your support Tracie!!

Corrine B. Bradford, MA over 1 year ago

I invested because I support small businesses.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

We love to hear it, thank you Corrine!

Jonathon R. Baltimore, MD over 1 year ago

I invested because of the unique value proposition combined with a skilled and senior leadership team. This is a sound investment.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you for your vote of confidence and your investment!

Sholeh M. Lakewood, CO over 1 year ago The Honeybee Collective Entrepreneur

Thanks for the support, Jonathan!

Michelle K. Manteca, CA over 1 year ago

I invested because I believe in this new business model, but i believe in my niece even more.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you!!

Carolyn O. Manteca, CA over 1 year ago

I invested because I read my granddaughters mission statement and it sounds like a real good investment.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you so much for your support!

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

I invested because I'm passionate about wealth equality and sustainability.

Sholeh M. Lakewood, CO over 1 year ago The Honeybee Collective Entrepreneur

Thanks for all your commitments to The Honeybee Collective, we couldn't be doing this without you!

Brittney A. Concord, CA over 1 year ago

I was happy to invest knowing they care about their product, the customers, and the investors. Looking forward to seeing this business grow!

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you so much Brittney!

Barbara P. Hayward, CA over 1 year ago

I invested because I believe in Honeybee's vision.

Erin P. Evergreen, CO over 1 year ago The Honeybee Collective Entrepreneur

Thank you for your support!

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